RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
               RECORD JUNE AND SECOND QUARTER
                        SALES RESULTS



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that weekly average unit sales for both June 2001 and the second quarter 2001 reached new record levels. Same-store sales for the month and quarter increased by 2.0% and 0.4%, respectively. Other details follow:

 	                                      (Unaudited)
        	                           June       2nd Quarter
                	               2001    2000   2001    2000
Total sales (millions)         	       $60.8   56.0   192.6  181.0
Increase from prior year                 +8%            +6%

Average unit sales:
Same stores (open at least 18 mos.)    +2.0%  -1.5%   +0.4%  +0.2%
All stores (all Ryan's units)          +3.4%  -1.0%   +1.8%  +0.2%

At July 4, 2001, the Company owned and operated 308 Ryan's restaurants.

Financial results for the second quarter 2001 are expected to be released on July 25, 2001. In addition, the Company's next accounting period consists of 5 weeks, ending on August
8, 2001.